Internal AT&T Publication, first distributed on 2/6/02:


                      Realization of the broadband vision

The merger of AT&T Broadband and Comcast Corp. creates a communications powerhouse and accelerates the potential of cable telephony.

By Paul La Plante

If you were to develop the first television program to be carried by the new AT&T Comcast Corp. -- a program that chronicled the events leading up to the merger of AT&T Broadband and Comcast Corp. announced in December -- what kind of program would it be?

Judging from the outside-looking-in view seen through much of the media coverage in the second half of 2001, you might guess it would be along the lines of a "reality program" where speculation and intrigue abound.

But the behind-the-scenes activities and single-minded focus of AT&T management would be much more accurately depicted by a television concept that predates even the invention of cable TV: the repeat. That's because from start to finish -- from AT&T's initial restructuring announcement in October 2000, to evaluation of Comcast's overture last summer, to the culmination of the merger agreement in December -- management returned time and time again to one goal for the AT&T Broadband business unit: maximize the creation of shareholder value.

AT&T and Comcast shareholders will have their say on the proposed $72 billion merger later this year when votes are taken, and the merger is subject to regulatory review as well. But at this point, the management teams of AT&T and Comcast are confident the deal not only meets this goal of creating shareholder value, but also is a win for customers because it's positioned to bring more services to more people more quickly.

Separately, the organizations are each forces to be reckoned with in their own right:

o AT&T Broadband is the United States' largest broadband services company, providing television entertainment services to more than 13.5 million customers across the nation as of the end of the third quarter. The company also provides advanced services, such as digital cable, high-speed cable Internet services and competitive local phone service.
o Meanwhile, Comcast is the country's third-largest provider of cable services, with about 8.5 million customers as of the end of the third quarter, and is expanding its cable operations to deliver digital services and high-speed Internet service.

Together, the strategic combination -- expected to be completed by the end of the year -- will create one of the premiere communications, media and entertainment companies in the world.

Bringing greater choice
For starters, it would be the United States' premiere broadband services network, serving about 22 million subscribers. Further, the merger is intended to put on the fast-track a vision that thousands of AT&T people already were working toward -- bringing greater choice in affordable broadband video, voice and data services to even more American homes.

AT&T Comcast Corp. will begin life with a clear mandate to aggressively expand the availability of those services throughout its service areas, including plans to bring a choice in local telephone service to more than 38 million homes passed by its cable systems. The new company's footprint includes 17 of the 20 largest metropolitan areas in the country, and its scale will allow it to accelerate the development and deployment of new broadband applications, such as video on demand and interactive television.

So just how did the proposed AT&T Comcast Corp. come about? And why was Comcast chosen for the merger with AT&T Broadband when it was no secret others were vying for the opportunity to link up with us? The answers rest, again, in the focus on doing what created the most shareholder value -- both today and in the future. (See recap of key events on page 7.)

Closer look at the offer
Though   the   acceptance   of   Comcast's   offer   may   appear   to   have  a
"back-where-we-began-in-July" feel to it given the company's initial bid, there were significant differences that made the new offer the right one.

First, concerns about the voting structure of a combined company were addressed. The proposal accepted by AT&T calls for AT&T shareholders to own a 56 percent economic stake and about a 66 percent voting interest in the new company. And the Roberts family, which owns Comcast Class B shares, will control one third of the new company's outstanding voting interest.

Second, the economics of the latest offer mean that AT&T shareholders will benefit from improved financials over the initial bid.

Third, Comcast management fully supports AT&T Broadband's cable telephony strategy. After extensive review of AT&T Broadband's industry-leading cable telephony expertise and infrastructure during the evaluation process, Comcast management agreed with AT&T that the merged firm will be well-positioned to accelerate and improve the delivery of telephony services in Comcast's service areas, and that telephony has the potential to be a significant driver for value creation for the merged firm.

Restructuring to proceed
AT&T intends to proceed with other aspects of its original restructuring plan, including the creation of a tracking stock for AT&T Consumer, which is expected to be distributed to AT&T shareholders this summer following shareholder approval. And following the separation of AT&T Broadband and the establishment of the AT&T Consumer tracking stock, the familiar "T" stock symbol is intended to reflect the financial results of AT&T Business, which will retain ownership of the "AT&T" brand.

So with an unanticipated but welcome change in how the independence of AT&T Broadband will come about, the AT&T restructuring plan of October 2000 remains: create new businesses, with each to become a publicly held business that trades as a common stock or a tracking stock.

Terms of the merger will accelerate by a few months the departure of AT&T Chairman and CEO Mike Armstrong. Armstrong will serve as chairman of the new AT&T Comcast Corp. when the merger closes, instead of retiring from AT&T in May 2003 as he had planned. Until the deal closes, Armstrong will remain Chairman and CEO of AT&T.

"AT&T Broadband and Comcast can accomplish more together than we could alone," Armstrong says. "Our shareholders and our employees will both benefit from the industry-leading growth we will achieve."

Sidebar:  A recap of key events
Oct. 25, 2000
AT&T announces plans to create new businesses, each operating under the "AT&T" brand, committed to uniform standards of quality and continuing to bundle each other's services through inter-company agreements. Under the plan, each of the major units -- AT&T Business, AT&T Consumer, AT&T Broadband and AT&T Wireless -- was to become a publicly held business, trading as a common stock or a tracking stock. The plan's goal was to provide the greatest long-term value for shareholders.

July 8, 2001
Comcast makes an unsolicited bid for the AT&T Broadband unit.

July 18, 2001
After careful review, and based in part on the advice and analysis of its financial advisers, the AT&T Board of Directors votes to reject the Comcast proposal, feeling it does not reflect the full value of AT&T Broadband. The Board also is concerned about the voting rights of AT&T shareholders under the proposal. The Board instructs AT&T management to explore financial and strategic alternatives to find one that provides the greatest long-term value for shareholders.

Dec. 9, 2001
Following submissions of bids from Comast and other interested parties, the AT&T Board meets to consider the various proposals. The meeting concludes with the Board instructing management to continue discussions with all interested parties, saying it would evaluate the potential of all proposals to create long-term shareholder value.

Dec. 19, 2001
The AT&T Board gives unanimous approval and full support to a merger of AT&T Broadband and Comcast, culminating a rigorous process to assess strategic and financial alternatives for the Broadband unit that would create long-term shareholder value.

Terms of the agreement
Subject to the terms of the definitive agreement:

o AT&T will spin off AT&T Broadband and simultaneously merge it with Comcast, forming a new company to be called AT&T Comcast Corp.

o AT&T shareholders will receive approximately 0.34 shares of AT&T Comcast Corp. for each share of AT&T they own (subject to adjustment based on the number of AT&T shares at closing).

o AT&T shareowners will own a 56 percent economic stake and about a 66 percent voting interest in the new company. The Roberts family, which owns Comcast Class B shares, will control one third of the new company's outstanding voting interest.

o AT&T Comcast Corp.'s assets will consist of both companies' cable TV systems, as well as AT&T's interests in cable television joint ventures and its 25.5 percent interest in Time Warner Entertainment, and Comcast's interests in QVC, E! Entertainment, The Golf Channel and other entertainment businesses.

o The new company will assume nearly $20 billion in debt and other liabilities from AT&T and its subsidiaries, as well as $5 billion of AT&T subsidiary trust convertible preferred securities held by Microsoft Corp., making the aggregate value of the transaction to AT&T shareholders worth $72 billion, based on the closing price of Comcast Class K stock on Dec. 19.

o The approximate .34 shares of AT&T Comcast that AT&T shareowners would receive represented a value equivalent to $13.07 per AT&T share based on Comcast's closing share price on Dec. 19, 2001. AT&T shareholders also will retain complete ownership of AT&T's traditional communications businesses.

Additional information and where to find it
In connection with the proposed transactions, AT&T and Comcast will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about AT&T and Comcast, without charge, at the SEC's Web site (http://www.sec.gov). Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 N. Maple Ave., Basking Ridge, N.J. 07920, Attention: Investor Relations. Free copies of Comcast's filings may be obtained by directing a request to Comcast Corp., 1500 Market Street, Philadelphia, Pa., 19102-2148, Attention: General Counsel.

Participants in solicitation
AT&T, Comcast and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning AT&T's participants in the solicitation is set forth in AT&T's Annual Report for the year ended Dec. 31, 2000, filed with the SEC on April 2, 2001, and amended on April 17, 2001, and the proxy statement for its special meeting of stockholders, filed with the SEC on July 3, 2001. Information concerning Comcast's participants in the solicitation is set forth in a filing made by Comcast with the SEC pursuant to Rule 14a-12 on July 9, 2001.

                                     [Chart]

                   Subscribers of leading broadband providers

                             Millions of Subscribers


22.1*
  X

          16.7
       (6.4/10.3)
            X

                      11.2
                        X

                                  7.0
                                   X

                                              6.3
                                               X

                                                          5.8
                                                           X

                                                                      3.0
                                                                       X

 AT&T/   EchoStar/     Time      Charter      Cox       Adelphia  Cablevision
Comcast  DirectTV     Warner
         (pending)    Cable

*Represents subscribers for owned and operated systems only. AT&T also has interests in other cable systems.

Source:  Wall Street equity research 2001 estimates.



                                     [Chart]

                    Telephony footprint compared to RBOCs...

                                       Homes             Homes
                                     Passed (M)      Connected (M)


AT&T Comcast Corp.                       38                1.0

SBC                                      36                36

Verizon                                  33                33

BellSouth                                15                15

Qwest                                    10                10

Source: Wall Street equity estimate research and company reports as of 12/20/01.

                                    [Chart]



[Map of United States and presence of each of SBC, Qwest, BellSouth, Verizon and AT&T Comcast areas]




                                     [Chart]


                     Leading providers of advanced services

Digital Cable              Broadband Data                Cable Telephony
-------------              --------------                ---------------

Thousands                  Thousands                     Thousands
   of                         of                            of
Subscribers                Subscribers                   Subscribers


 0 - 5,000                  0 - 2,500                     0 - 1,000


AT&T/                      AT&T/                         AT&T/
Comcast    = 4,797         Comcast      = 2,180          Comcast      = 924*

Time                       Time
Warner                     Warner
Cable      = 2,861         Cable        = 1,661

Charter    = 1,951         Cox          =   779          Cox          = 399

Adelphia   = 1,682         Charter      =   508          Cablevision  =  12

Cox        = 1,228         Cablevision  =   423

                           Adelphia     =   315


*Represents only AT&T subscribers; Comcast currently has no cable telephony customers.

Source:  Data as of Company reports on 9/30/01.

                                     [Chart]


                               AT&T debt reduction

Year-end 2000 net debt:*
       $56.2 billion

                                                       NTT DoCoMo investment
                                                  in strategic wireless alliance
                                                          $9.8 billion

                                                      Sale of
                                                     non-core
                                                    cable assets
                                                    $5.9 billion

                                     AT&T Wireless:
                              Debt-equity swap ($1.6 billion)
                             Residual interest ($1.3 billion)
                                   Split ($0.7 billion)
                                    Total $3.6 billion

                 Sale/monetization of Cablevision
                 stock and sale of Rainbow Media
                          Group Stock
                         $1.9 billion

         Sale of Japan Telecom stake
                $1.3 billion

 AT&T Comcast Corp.
(Debt to be assumed)
  $17.3 billion**



* Includes debt from discontinued operations; net of cash and monetizations. ** Net AT&T Broadband debt as of 9/30/01.